Exhibit 99.2

Financial Results for the First Quarter Ended April 2, 2023

Overview
Maxeon Solar Technologies, Ltd (“Maxeon”, the “Company”, “we”, “us”, and “our”) (NASDAQ: MAXN) is Powering Positive ChangeTM. Headquartered in Singapore, Maxeon designs and manufactures Maxeon® and SunPower® brand solar panels, and has sales operations in more than 100 countries, operating under the SunPower brand in certain countries outside the United States. The Company is a leader in solar innovation with access to over 1,000 patents and two best-in-class solar panel product lines. Maxeon products span the global rooftop and solar power plant markets through a network of more than 1,700 trusted partners and distributors. A pioneer in sustainable solar manufacturing, Maxeon leverages a +35-year history in the solar industry and numerous awards for its technology.
Unaudited Summary of Financial Results
We sell our solar panels and balance of system components primarily to dealers, project developers, system integrators and distributors, and recognize revenue at a point in time when control of such products transfers to the customer, which generally occurs upon shipment or delivery depending on the terms of the contracts with the customer. There are no rights of return. Other than standard warranty obligations, there are no significant post-shipment obligations (including installation, training or customer acceptance clauses) with any of our customers that could have an impact on revenue recognition. Our revenue recognition policy is consistent across all geographic areas.
Revenue by market
The following table sets forth our revenue by market for the periods indicated:

	Three Months Ended
	April 2, 2023	April 3, 2022
(In percentage)
U.S. and Canada	51.4%	33.7%
EMEA	39.9%	42.8%
Asia Pacific	8.3%	22.7%
Other markets	0.4%	0.8%
Total revenues	100%	100%
Our primary products are the Maxeon line of interdigitated back contact (“IBC”) solar cells and panels, and the Performance line of shingled solar cells and panels. We believe the Maxeon line of solar panels are the highest-efficiency solar panels on the market with an aesthetically pleasing design, and the Performance line of solar panels offers a high-value and cost-effective solution. The Maxeon line is primarily targeted at residential and small-scale commercial customers across the globe. The Performance line was initially targeted at the large-scale commercial and utility-scale power plant markets, but has proven to be attractive to our customers in the distributed generation (which we refer to as “DG”) markets as well. During the three months ended April 2, 2023, 45.8% of our revenue was attributable to products in our Maxeon line and the other 54.2% was attributable to products in our Performance line. During the three months ended April 3, 2022, 60.0% of our revenue was attributable to products in our Maxeon line and the other 40.0% was attributable to products in our Performance line.
For information on the trends and uncertainties to our business, please refer to our Annual Report on Form 20-F for the fiscal year ended January 1, 2023.

Revenue and Cost of Revenue

	Three Months Ended
	April 2, 2023	April 3, 2022
(In thousands)
Revenue	$318,332	$223,081
Cost of revenue	264,707	236,045
Gross profit (loss)	$53,625	$(12,964)
Gross margin	16.8%	(5.8)%
Three Months Ended April 2, 2023 Compared to Three Months Ended April 3, 2022
During the three months ended April 2, 2023 and April 3, 2022, we recognized revenue from sales of modules and components of $318.3 million with shipments of 774.1MW, of which $71.7 million, or 22.5%, represented sales of solar modules to SunPower Corporation ("SunPower"). During the three months ended April 3, 2022, we recognized revenue from sales of modules and components of $223.1 million with shipments of 488MW, of which and $74.7 million or 33.5% represented sales to SunPower. The pricing term for the sale of solar modules to SunPower was based on the Supply Agreement with SunPower, which was mutually terminated in February 2022 and replaced with the 2022/2023 Supply Agreement. For the three months ended April 2, 2023, there was one other customer that accounted for at least 10% of revenues. For the three months ended April 3, 2022, SunPower was the only customer that accounted for more than 10% of revenues.
The increase of $95.3 million in revenue during the three months ended April 2, 2023 as compared to the three months ended April 3, 2022 was due to sales in the utility-scale business in the United States, for which the first shipment took place in April 2022, contributing to $76.7 million of the increase. The Company also experienced higher sales for the DG business in Europe, in particular Italy, Belgium and France, and United States, mainly attributable to higher shipments and better prices contributed to by price recovery for increasing costs since the second half of fiscal year 2022.

Cost of revenue was $264.7 million and $236.0 million in the three months ended April 2, 2023 and April 3, 2022, respectively. The increase of $28.7 million in cost of revenue during the three months ended April 2, 2023 as compared to the three months ended April 3, 2022 was primarily due to higher shipments, offset by favorable costs reduction which were market driven and lower losses of $15.5 million on the polysilicon procured under long-term fixed supply agreements that ended during fiscal year 2022. Our cost of revenue for IBC and Performance line solar modules is dependent on certain key raw materials such as glass, polysilicon, and aluminum, as well as Performance line module-supply from our Huansheng JV. For more information, please refer to our risk factors contained in our annual report on Form 20-F for the most recent fiscal year and in particular, the risk factor entitled "We depend on our Huansheng JV for a portion of our Performance line solar panels and any failure to obtain sufficient volume or competitive pricing could significantly impact our revenues, ability to grow and damage our customer relationships.” contained in our annual report on Form 20-F for the fiscal year ended January 1, 2023.

Revenue by Geography

	Three Months Ended
	April 2, 2023	April 3, 2022
(In thousands)
United States	$163,622	$75,192
Italy	38,379	27,251
Rest of the world(1)	116,331	120,638
Total revenues	$318,332	$223,081
(1)Revenue included under “Rest of the world” comprise countries that are individually less than 10% for the periods presented.
Revenues are attributed to U.S. and international geographies primarily based on the destination of shipments.
The sales attributed to the U.S. includes $71.7 million and $74.7 million in sales to SunPower for the three months ended April 2, 2023 and April 3, 2022 respectively.
Operating Expenses
Operating expenses includes primarily salaries and related personnel costs, professional fees and related operating cost to fulfil the functional requirement.

	Three Months Ended
	April 2, 2023	April 3, 2022
(In thousands)
Operating expenses:
Research and development	$11,076	$13,894
Sales, general and administrative	31,028	23,751
Restructuring benefits	(183)	(235)
Total operating expenses	$41,921	$37,410

Research and Development Expenses
Three Months Ended April 2, 2023 Compared to Three Months Ended April 3, 2022
Research and development expenses were $11.1 million in the three months ended April 2, 2023 primarily associated with expenditures on our Maxeon 7 and Performance line cell as well as panel technology, comprising compensation expense (including stock-based compensation) of $7.1 million, facilities expense of $1.5 million, expenses for leased equipment of $0.2 million, and research and development materials of $0.4 million. Included in these expenses is $0.9 million related to the Product Collaboration Agreement with SunPower. The decrease in expense was primarily driven by a decrease of $1.2 million in compensation expense due to non-recurrence of discretionary expenses, a decrease by $1.1 million in expenses for leased equipment as a result of transfer of research and development assets to Maxeon which was originally under the Product Collaboration Agreement and a decrease of $0.8 million in research and development materials.
Research and development expenses were $13.9 million in the three months ended April 3, 2022, primarily associated with expenditures on our Maxeon 6 and Maxeon 7 cell and panel technology, mainly comprising compensation expenses (including stock-based compensation) of $8.3 million, facilities expense of $1.3 million, research and development materials of $1.1 million and expenses for leased equipment of $1.3 million. Included in these expenses is $9.2 million related to the Product Collaboration Agreement with SunPower, which was largely wound down based on the original expiration on August 26, 2022 except for some transitional support to complete a collaboration project. Please refer to “Item 7. Major Shareholders and Related Party Transactions” disclosure in our Annual Report on Form 20-F for the fiscal year ended January 1, 2023 for further details.
Sales, General and Administrative Expenses
Three Months Ended April 2, 2023 Compared to Three Months Ended April 3, 2022
Sales, general and administrative expenses were $31.0 million in the three months ended April 2, 2023 and comprised primarily of $17.1 million of compensation expense (including stock-based compensation), $7.4 million of professional fees, $1.2 million of equipment related expenses, $1.0 million of insurance expense, $0.8 million of marketing fees and $0.7 million of facilities-related costs including rent, utilities and maintenance. The increase in expense was primarily driven by a higher compensation expenses of $6.5 million due to increased headcount and higher travel expense of $0.6 million due to the lifting of travel restriction globally.
Sales, general and administrative expenses were $23.8 million in the three months ended April 3, 2022 and comprised primarily of $10.6 million of compensation expenses (including stock-based compensation), $6.6 million of professional fees, $1.8 million of insurance expenses, $1.3 million of equipment related expenses, $1.0 million of marketing fees and $0.6 million of facilities-related costs including rent, utilities and maintenance.

Restructuring Benefits
Three Months Ended April 2, 2023 Compared to Three Months Ended April 3, 2022
During both of the three months ended April 2, 2023 and April 3, 2022, we recognized restructuring benefits of $0.2 million arising from reversal of a prior period provision. The reversal of restructuring provisions mainly relates to the restructuring plans relating to the closure of our module factory in Porcelette, France and closure of our module factory in Toulouse, France. We do not expect to incur any significant additional expenses in relation to these restructuring activities.
Other income (expense), net

	Three Months Ended
	April 2, 2023	April 3, 2022
(In thousands)
Other income (expense), net:
Interest expense, net	$(8,999)	$(4,786)
Other, net	24,443	(151)
Other income (expense), net	$15,444	$(4,937)
Three Months Ended April 2, 2023 Compared to Three Months Ended April 3, 2022
Of the total $9.0 million in interest expense, net, incurred during the three months ended April 2, 2023, $4.7 million relates to the Convertible Notes due 2027 issued in August 2022, $4.1 million relates to the Green

Convertible Notes due 2025 and $0.6 million relates to interest expense on significant financing component on prepayments received. This was partially offset by net interest income from the Company's investment and other debt arrangements.
Of the total $4.8 million in interest expense, net, incurred during the three months ended April 3, 2022, $4.1 million relates to the Green Convertible Notes due 2025 and $0.7 million relates to other outstanding debt arrangements.
Other, net for the three months ended April 2, 2023 primarily comprised of a $23.8 million gain on the remeasurement of the Prepaid Forward associated with the Green Convertible Notes and foreign exchange gain of $0.6 million.
Other, net for the three months ended April 3, 2022 primarily comprised of a $0.4 million loss on the remeasurement of the Prepaid Forward associated with the Green Convertible Notes and a loss of $1.0 million on derivative instruments, offset by foreign exchange gain of $1.2 million.
For more information on the Prepaid Forward and Green Convertible Notes, please refer to “Item 5.B. Liquidity and Capital Resources” disclosure in our Annual Report on Form 20-F for the fiscal year ended January 2, 2022.
Income Taxes

	Three Months Ended
	April 2, 2023	April 3, 2022
(In thousands)
Provision for income taxes	$(5,984)	$(825)
Three Months Ended April 2, 2023 Compared to Three Months Ended April 3, 2022
The interim income tax expense and other income tax related information contained in these condensed consolidated financial statements are calculated in accordance with FASB guidance for interim reporting of income tax, based on a projected annual effective tax rate while excluding loss jurisdictions which cannot be benefited. Our projected effective tax rate is based on forecasted annualized results which may fluctuate in future periods due to the uncertainty in our annual forecasts resulting from the risks identified in “Risk Factors” as previously disclosed in our Annual Report on Form 20-F for the year ended January 1, 2023 on our operating results. The Company did not have any specific projects which may give rise to any significant, unusual, infrequent in nature or discontinued operations in the three months ended April 2, 2023.
In the three months ended April 2, 2023, we recorded an income tax provision of $6.0 million. The tax expense was primarily due to current year income tax expense in profitable jurisdictions and prior year income tax true-ups. In the three months ended April 3, 2022, we recorded an income tax provision of $0.8 million The tax expense was primarily due to current year income tax expense in profitable jurisdictions, offset by a decrease in tax expense due to reversal of reserve for uncertain tax positions.
We benefit from a tax holiday granted by the Malaysian government, subject to certain hiring, capital spending, and manufacturing requirements. The third and final five-year tranche of this tax holiday was granted a 70% tax exemption and will expire on June 30, 2026. Malaysian Investment Development Authority ("MIDA") and the Company have been in discussions on additional conditions required to reinstate the full tax exemption that the Company was granted previously. We have agreed to the conditions for such reinstatement with MIDA and are waiting for formal approval from the Malaysian Government. As formal approval has not been received as at April 2, 2023, the income tax provisions reflects the 70% tax exemption status for our Malaysian subsidiary.
 We continue to record a valuation allowance to reduce our deferred tax assets to the amount that is more likely than not to be realized. In assessing the need for a valuation allowance, we consider historical levels of income, expectations and risks associated with the estimates of future taxable income and ongoing prudent and feasible tax planning strategies. In the event that we determine that we would be able to realize additional deferred tax assets in the future in excess of the net recorded amount, or if we subsequently determine that realization of an amount previously recorded is unlikely, we would record an adjustment to the deferred tax asset valuation allowance, which would change income tax in the period of adjustment.
Equity in losses of unconsolidated investees
Three Months Ended April 2, 2023 Compared to Three Months Ended April 3, 2022
For the three months ended April 2, 2023, our unconsolidated investee, Huansheng JV reported a loss for which we recorded our reportable share of $0.7 million. For the three months ended April 3, 2022, we recorded our reportable share of a loss of $3.1 million. The higher loss for the three months ended April 3, 2022 was mainly due to higher loss incurred by Huansheng JV due to higher manufacturing cost and operating expenses.
Net (Income) loss Attributable to Noncontrolling Interests
Three Months Ended April 2, 2023 Compared to Three Months Ended April 3, 2022
For the three months ended April 2, 2023 and April 3, 2022, we attributed $0.1 million net income and $0.1 million of net loss, respectively, to noncontrolling interests. The noncontrolling interests held 20% and 24.05% shareholding of our subsidiaries, SunPower Systems International Limited and SunPower Energy Systems Southern Africa (Pty) Ltd, respectively. The change from net loss to net income attributable to noncontrolling interests was a result of profitable operations from our non-wholly owned subsidiaries.
Recent Developments
On January 10, 2023, Maxeon Americas, Inc., a subsidiary of Maxeon Solar Technologies (“Maxeon”) and certain wholly-owned subsidiaries of Cypress Creek Renewables (“CCR”), agreed to amend the module supply agreements (i) dated March 7, 2022 (the “Ostrea Supply Agreement) and (ii) effective as of June 22, 2022 (“the 2024 Portfolio Supply Agreement”, together with the Ostrea Supply Agreement, the “CCR Supply Agreements”). Under the Ostrea Supply Agreement and the 2024 Portfolio Supply Agreement, Maxeon is obligated to provide a letter of credit and CCR is required to provide a credit support fee. The amendments to the Ostrea Supply Agreement and the 2024 Portfolio Supply Agreement have removed the CCR Letter of Credit and the corresponding payment of the credit support fee. The 2024 Portfolio Supply Agreement has also been amended to increase the volume of Performance Series solar panels supplied for use in CCR’s utility-scale projects located in the United States by 400 MWdc, subject to the same indexed pricing provision as set out in the 2024 Portfolio Supply Agreement, to approximately 1000MWdc. In addition, the advance payment payable by CCR under the 2024 Portfolio Supply Agreement has been reduced in line with the changes to the delivery schedule, with the other half of the advance payment expected to be paid in first half of 2023. Maxeon expects that the parties will also agree to amend the delivery schedule for other projects, consistent with its updated manufacturing schedule.
On March 7, 2023, Maxeon Americas, Inc., a subsidiary of Maxeon Solar Technologies, Ltd. (“Maxeon”or the "Company") and Solar Partners XI, LLC, a project company owned by Primergy Solar, LLC (“Primergy”), agreed to amend the Solar Module Supply Agreement (the “Gemini Supply Agreement”) dated May 18, 2021 between Maxeon and Primergy to extend the delivery schedule to July 9, 2023 and amend certain technical terms and conditions under the Gemini Supply Agreement. Maxeon has agreed as part of the amendments to the Gemini Supply Agreement to provide Primergy with a certain amount of credit in recognition of costs incurred as a result of such changes to the Gemini Supply Agreement and to pay additional delay damages in the event that deliveries are delayed beyond July 9, 2023.

On March 7, 2023, Maxeon and Primergy Solar Development LLC, an affiliate of Primergy, also entered into a Product Reservation and Performance Agreement (“PRPA”) whereby Primergy agreed to make performance payments to Maxeon for module deliveries made in accordance with supply agreement delivery obligations between Maxeon and Primergy and its affiliates and, in exchange for a reservation fee, Maxeon agreed to provide Primergy with an option right over three years (2025-2027) to purchase up to 1.5GW of modules on indexed pricing terms. Any modules purchased pursuant to the PRPA would be subject to a module supply agreement to be entered into between Primergy and Maxeon.

Liquidity and Capital Resources
Current Sources of Liquidity and Capital Resources
As of April 2, 2023, we had unrestricted cash and cash equivalents of $278.8 million and restricted cash of $24.9 million as compared to $227.4 million of unrestricted cash and cash equivalents, restricted cash of $40.5 million and short-term securities represented by a 4-month time deposit of $76.0 million as of January 1, 2023.
We have collected material customer advances in connection with certain of our supply agreements we have entered into. The customer advances are amortized based on the contractually agreed upon utilization schedule at the point of transfer of control of goods to the customer. As of April 2, 2023, the customer advances included within “Contract liabilities, current portion” and “Contract liabilities, net of current portion” in our Condensed Consolidated Balance Sheets is $195.5 million and $103.2 million, respectively.
Material Cash Requirements
As of April 2, 2023, our outstanding debt was $459.0 million, of which $50.4 million and $408.6 million was classified as short-term and long-term respectively, in our Condensed Consolidated Balance Sheets. As of January 1, 2023, our outstanding debt was $459.2 million.

We expect total capital expenditures ranging from $100 million to $120 million in fiscal year 2023. As of April 2, 2023, we have committed to capital expenditures of $81.3 million via the issuance of purchase orders relating to deliveries for and beyond the remaining fiscal year 2023. The capital expenditures mainly relate to the preparation for capacity expansion for our Maxeon 7 technology, completion of manufacturing capacity for Performance line panels to be sold in the U.S. market, completion of manufacturing capacity for our Maxeon 6 product platform, further developing Maxeon 7 technology and operating a pilot line, as well as various corporate initiatives. The above excludes capital expenditures in connection to the investment plan to deploy a multi-GW factory in the United States to manufacture solar products for both the DG and utility-scale power plant markets.
Inflationary price increases impacting the cost of raw materials, manufacturing equipment, labor, electricity, and logistics services have had, and could continue to have, the effect of increasing our capital requirements. Additionally, shortages and shipping delays have required us to, and could continue to require us to, expend additional working capital to accumulate more buffer stocks of raw materials, semi-finished or finished goods.
Additionally, from time-to-time, we are required to provide financial and performance assurance to third parties and in connection with such obligations we procure letters of credit, bank guarantees, and surety bonds. The additional debt supporting these instruments could result in increased expenses, collateralization and may impose new restrictive covenants.
Anticipated Sources of Funds
We believe that our current cash, cash equivalents, along with cash expected to be generated from operations will be sufficient to meet our obligations over the next 12 months. We expect that we will address our working capital requirements and fund our committed and uncommitted capital expenditures through our current cash and cash equivalents, cash generated from operations, customer prepayments, available funds to the extent available to us under our existing debt facility and additional debt or equity financing to the extent we are able to raise such funding on acceptable terms.
We expect our long-term cash requirements to be largely driven by capital expenditures and working capital requirements necessary to improve our profitability and business growth. Given the dynamic nature of the markets we operate in, the volatility in the capital markets, the current status of our business, rising inflation and interest rates, supply chain challenges, as well as the worldwide uncertainty created by the war in Ukraine on our business operations, we currently lack the visibility to reasonably quantify our expected long-term capital requirements and our ability to fully meet our long-term liquidity needs. Our long-term liquidity needs would be further negatively impacted if the macro conditions set forth above last a sustained period of time.

The Company will continue to pursue opportunities to seek additional funding from time to time to fund capital expenditures and to better position it for execution on its strategy and to weather the challenges facing the industry. However, the Company can make no assurance that it will be able to successfully obtain additional financing. The current economic environment and market conditions could limit our ability to raise capital by issuing new equity or debt securities on acceptable terms or at all, and lenders may be unwilling to lend funds on acceptable terms or at all in the amounts that would be required to supplement cash flows to support our funding needs. The sale of additional equity investments or convertible debt securities would result in dilution to our stockholders and may not be available on favorable terms or at all. Additional debt would result in increased expenses and collateralization and would likely impose new restrictive covenants.
In addition to pursuing financing opportunities, we continue to focus on improving our overall operating performance and liquidity by assessing and evaluating different options that may be available to us, such as selling raw materials inventory to third parties, liquidating certain investments, evaluating additional restructuring plans or strategic options and renegotiating for more favorable payment terms with customers and vendors. From time to time, we evaluate our staffing levels in response to changes in our business needs and demand for our products in order to manage costs and improve performance which may result in restructuring of our workforce and associated costs. We cannot, however, assure you that any such options will materialize or be available to us on commercially acceptable terms or at all.
Our liquidity is subject to various risks including the risks identified in “Risk Factors” and market risks identified in “Quantitative and Qualitative Disclosures about Market Risk” in the Annual Report on Form 20-F for the fiscal year ended January 1, 2023.
Cash Flows
A summary of the sources and uses of cash, cash equivalents and restricted cash is as follows:

	Three Months Ended
	April 2, 2023	April 3, 2022
(In thousands)
Net cash (used in) provided by operating activities	$(23,455)	$14,685
Net cash provided by (used in) investing activities	59,372	(21,693)
Net cash (used in) provided by financing activities	(191)	22,476
Operating Activities
Net cash used in operating activities in the three months ended April 2, 2023 was $23.5 million and was primarily the result of: (i) adjustment for non-cash remeasurement gain on Prepaid Forward of $23.8 million; (ii) utilization of inventory reserves of $10.4 million; (iii) an increase in accounts receivables of $17.9 million, primarily attributable to billings and collection cycles; (iv) increase in inventories of $24.5 million and (v) decrease in accounts payable and other accrued liabilities of $19.3 million, primarily attributable to the timing of invoice payments.
This was partially offset by (i) net income of $20.4 million; (ii) an adjustment for non-cash charges of $19.1 million related to depreciation and amortization and stock-based compensation and (iii) $27.1 million increase in contract liabilities arising from advance collections from customers.
Net cash provided by operating activities in the three months ended April 3, 2022 was $14.7 million and was primarily the result of: (i) adjustments for non-cash charges of $16.1 million related to depreciation and amortization, stock-based compensation and other non-cash charges; (ii) a $78.8 million increase in contract liabilities arising from advance collections from customers; (iii) a $30.3 million increase in accounts payable and other accrued liabilities, primarily attributable to the timing of invoice payments and an increase in purchases; and (iv) a $11.0 million decrease in advance payments to suppliers. This was partially offset by (i) a net loss of $59.2 million of which $15.7 million relates to out-of-market polysilicon cost; (ii) an increase in inventories, net of provision of $51.6 million; (iii) an increase in accounts receivables of $12.8 million, primarily attributable to billings and collection cycles; and (iv) increase in prepaid and other assets of $5.2 million due to advance payments.

Investing Activities
Net cash provided by investing activities in the three months ended April 2, 2023 was $59.4 million and was primarily due to proceeds from maturity of short-term investments of $76.0 million. This was partially offset by capital expenditures of $16.5 million.
Net cash used in investing activities in the three months ended April 3, 2022 was $21.7 million arising from capital expenditures.
Financing Activities
Net cash used in financing activities in the three months ended April 2, 2023 was $0.2 million, which included $60.2 million in proceeds from debt and $0.2 million payment of finance lease obligation. This was partially offset by repayment of debt obligations of $60.1 million.
Net cash provided by financing activities in the three months ended April 3, 2022 was $22.5 million, primarily due to $66.3 million in proceeds from debt. This was partially offset by repayment of debt obligations of $43.6 million.
Forward-Looking Statements
Certain statements relating to Maxeon in this document or documents incorporated by reference constitute forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, including, but not limited to, statements regarding: (a) our expectations regarding pricing trends, demand and growth projections; (b) potential disruptions to our operations and supply chain that may result from epidemics, natural disasters or military conflicts, including the duration, scope and impact on the demand for our products, market disruptions from the war in Ukraine; (c) anticipated product launch timing and our expectations regarding ramp, customer acceptance and demand, upsell and expansion opportunities; (d) our expectations and plans for short- and long-term strategy, including our anticipated areas of focus and investment, market expansion, product and technology focus, and projected growth and profitability; (e) our ability to meet short term and long term material cash requirements~~,~~ our ability to complete an equity or debt offering or financing at favorable terms, if at all, and our overall liquidity, substantial indebtedness and ability to obtain additional financing; (f) our technology outlook, including anticipated fab capacity expansion and utilization and expected ramp and production timelines for the Company’s Maxeon 6, next-generation Maxeon 7 and Performance line solar panels, expected cost reductions, and future performance; (g) our strategic goals and plans, including capacity expansion, partnership discussions with respect to the Company’s next-generation technology, and our relationships with existing customers, suppliers and partners, and our ability to achieve and maintain them; (h) our expectations regarding our future performance and revenues resulting from contracted orders, bookings, backlog, and pipelines in our sales channels and feedback from our partners; (i) our projected effective tax rate and changes to the valuation allowance related to our deferred tax assets; and (j) our 2023 revenue and adjusted EBITDA guidance and our second quarter fiscal year 2023 guidance, including shipments, revenue, gross profit, non-GAAP gross profit, operating expenses, non-GAAP operating expenses, Adjusted EBITDA, capital expenditures, and related assumptions.

The forward-looking statements can be also identified by terminology such as “may,” “might,” “could,” “will,” “aims,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. Among other things, the quotations from management in this press release and Maxeon’s operations and business outlook contain forward-looking statements.
These forward-looking statements are based on our current assumptions, expectations and beliefs and involve substantial risks and uncertainties that may cause results, performance or achievement to materially differ from those expressed or implied by these forward-looking statements. These statements are not guarantees of future performance and are subject to a number of risks. The reader should not place undue reliance on these forward-looking statements, as there can be no assurances that the plans, initiatives or expectations upon which they are based will occur. Factors that could cause or contribute to such differences include, but are not limited to: (1) challenges in executing transactions key to our strategic plans, including regulatory and other challenges that may arise; (2) our liquidity, substantial indebtedness, terms and conditions upon which our indebtedness is incurred, and ability to obtain additional financing for our projects, customers and operations; (3) our ability to manage supply chain shortages and cost increases and operating expenses; (4) potential disruptions to our operations and supply chain that may result from damage or destruction of facilities operated by our suppliers, difficulties in hiring or retaining key personnel, epidemics, natural disasters, including impacts of the war in Ukraine; (5) our ability to manage our key customers and suppliers; (6) the success of our ongoing research and development efforts and our ability to commercialize new products and services, including products and services developed through strategic partnerships; (7) competition in the solar and general energy industry and downward pressure on selling prices and wholesale energy pricing, including impacts of inflation, economic recession and foreign exchange rates upon customer demand; (8) changes in regulation and public policy, including the imposition and applicability of tariffs; (9) our ability to comply with various tax holiday requirements as well as regulatory changes or findings affecting the availability of economic incentives promoting use of solar energy and availability of tax incentives or imposition of tax duties; (10) fluctuations in our operating results and in the foreign currencies in which we operate; (11) appropriately sizing, or delays in expanding our manufacturing capacity and containing manufacturing and logistics difficulties that could arise; (12) unanticipated impact to customer demand and sales schedules due, among other factors, to the war in Ukraine, economic recession and environmental disasters; (13) challenges managing our acquisitions, joint ventures and partnerships, including our ability to successfully manage acquired assets and supplier relationships; (14) reaction by securities or industry analysts to our annual and/or quarterly guidance which, in combination with our results of operations or other factors, may cause them to cease publishing research or reports about us, or adversely change their recommendations regarding our ordinary shares, which may negatively impact the market price of our ordinary shares and volume of our stock trading; and (15) unpredictable outcomes resulting from our litigation activities or other disputes. A detailed discussion of these factors and other risks that affect our business is included in filings we make with the Securities and Exchange Commission (“SEC”) from time to time, including our most recent report on Form 20-F, particularly under the heading “Risk Factors”. Copies of these filings are available online from the SEC at www.sec.gov, or on the SEC Filings section of our Investor Relations website at https://corp.maxeon.com/investor-relations. All forward-looking statements in this press release are based on information currently available to us, and we assume no obligation to update these forward-looking statements in light of new information or future events.